

January 5, 2007

Mail Stop 4561

Jason Bishara
Executive Chairman
SLM Holdings, Inc.
100 East Jefryn Blvd., Suite K
Deer Park, NY 11729

Re: SLM Holdings, Inc.
Registration Statement on Form 10-SB
Filed November 29, 2006
File No. 0-52338

Dear Mr. Bishara:

We have reviewed your filing and have the following comments. Please note that your registration statement will become effective by operation of law under Section 12(g) of the Exchange Act 60 days from the date of filing.

Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Part I, page 3
Item 1. Description of Business, page 3

1. More fully explain your relationship with Southwest Mortgage Corp. Our records indicate that Southwest Mortgage Corp. became subject to reporting requirements after a Form 10-SB filed in December 2002 became effective; a Form 15 was then filed in April 2003 with no periodic or annual reports ever having been filed. It is not clear why Sales Lead Management, Inc. (SLM) would have entered into a reverse acquisition with a non-public shell. Please advise. See Item 101(a) of Regulation S-B. Advise whether Mr. Interrante has any ongoing relationship with SLM and the amount of the consideration paid for the reverse acquisition. Please file all agreements relating to the reverse acquisition as exhibits.

2. We note that in the disclosure here and on your website, you treat the various software products as if they were fully developed and ready for sale. Further, you do not include any pricing in this registration statement such as you have on your website. Please revise your business discussion to fully disclose the most recent development status of each of your products, when it was deemed ready for market (if that is the case), and the price range of that product. If a product is not deemed ready for market, disclose any milestones needed in order to bring it to market, the costs associated with each milestone, where you are with respect to these milestones, and when you expect that the product will be ready to market.

3. More fully discuss the five-year plan that is briefly referenced in your management's discussion and analysis.

4. Substantiate your statement that the call-blocking service that you sell is "award winning."

5. With respect to any third-party statement in your registration statement such as the market information by Cerulli Associates, IDC, TIA, and Yankee Group, please provide us with support for these statements and disclose the date the reports were made. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing this statistic and cross-reference it to the applicable location in your registration statement. Please substantiate your statement that you have already signed "Master Selling Agreements with over a dozen firms totaling over 3000 potential users and expects, although there can be no assurance, to reach its near term goal of 1,5000 desktops within the next 12 months."

6. Please revise to provide all of the applicable information required by Item 101(b) of Regulation S-B, most notably (6),(7), (9) and (10). With respect to Item 101(b)(6) disclosure, note 11 to your financial statements states that you have four customers exceeding 10 of your revenues for the nine month period ended September 30, 2006 while note 10 states that for the year ended December 31, 2005, you had two customers that accounting for 23% and 26% of total revenue. With respect to Item 101(b)(7) disclosure, we note your risk factor disclosure

      regarding the protection of your intellectual property. Further, please file all agreements upon which you are substantially dependent. See Item 601(b)(10) of Regulation S-B.

7. Please explain your marketing and adverting program and the role of consultants to your business. We note brief discussion in your plan of operation regarding your comprehensive marketing plan.

8. Reconcile your disclosure that your employment agreements with Messrs. Bishara and Cohen have expired with the statement in risk factors that you have employment agreements with Messrs. Bishara, Cohen and Manstram.

Risk Factors, page 12

9. Please disclose whether there have been any material defects discovered in the "e-Vantage sales lead" system, as implied in the last factor on page 14.

10. Please revise the caption of the factor at the bottom to page 19 to reflect that it is the protection of your intellectual property that is the concern.

Item 2. Management's Discussion and Analysis, page 21

General

11. Management's discussion and analysis should include disclosure based on currently known trends, events and uncertainties that are reasonably expected to have material effects upon you. Please review and revise your disclosure in light of this requirement. Please see Item 303(b)(1) of Regulation S-B and Section III.B.3 of Release No. 33-8350 for additional guidance.

Acquisition Strategy, page 22

12. Please update the proposed acquisition of the assets of VerticalFalls Software, Inc. to the latest practicable date. We note from your disclosure and your September 14, 2006 press release that your letter of intent was non-binding on behalf of either company and subject to mutually agreeable terms to be reached within 30 days. To the extent that the acquisition is ongoing, please provide us with any documents.

Results of Operations for the Nine-Months Ended September 30, 2006, page 23
Results of Operations for the Year Ended December 31, 2005, page 23

13. Please elaborate on the reasons for the material changes to your results of operations. We note, for example, your disclosure that revenue increased from $132, 578 for the nine-month period ended 2006 from $132, 578 from the nine-month period ended 2005 due to "desktop volume." A similar statement is given for the revenue increase from fiscal year 2004 to fiscal year 2005. Please explain what is meant by "desktop volume" as well as explaining why such volume is increasing. If more than one factor contributed to material changes for revenues or expenses over the reported periods, your discussion should quantify the amount of the changes contributed by each of the factors or events that you identify. See Section III.D of Release No. 33-6835 and Item 303 of Regulation S-B.

14. We note certain significant changes to your line items in your financial statements for which no disclosure has been provided. For instance, your income statements show various revenues and expenses from related parties. As another example, expenses related to professional fees greatly increased during the nine-month period ended September 30, 2006. No disclosure, however, appears to have been afforded to explain such changes. Please review your results of operations discussion and revise accordingly.

Plan of Operation, page 24

15. We note that this disclosure refers to Mr. Peter Cohen as "Director of Operations (a non-executive role)." Advise why you determined that no 401 disclosure for Mr. Cohen is required.

Liquidity and Capital Resources, page 25

16. Please address the costs associated with becoming a publicly reporting company and any other obligations, such as anticipated salary obligations for Messrs. Bishara and Cohen.

Item 3. Description of Property, page 27

17. Please file copies of any leases as exhibits by amendment.

Item 6. Executive Compensation, page 31

18. Please revise this section to comply with Item 402 of Regulation S-B. Please include the Summary Compensation Table specified in Item 402(b) for the salary and other compensation of Mr. Bishara who appears to be your only executive officer.

Part II, page 32

Item 4. Recent Sales of Unregistered Securities, page 32

19. Disclose the exemption relied upon for each issuance and the specific facts that make the exemption available. See Item 701 of Regulation S-B. Please also file any material agreements relating to these issuances.

Exhibits

20. We can only locate your amendment to your articles of incorporation. Please file the initial governing instrument as well. Further, please file all agreements with Aegis NY Venture Capital Fund.

Various Press Releases

21. Your press releases contain references to the Private Securities Litigation Reform Act of 1995 and to SLM's annual report on Form 10-K and quarterly reports on Form 10-Q. Be advised that the Private Securities Litigation Reform Act is unavailable to you currently as a non-reporting issuer. See Section 21E of the Exchange Act. Once you become a reporting issuer, please note the exclusions to the safe harbor. Finally, we do not understand your references to Form 10-K and 10-Q since you are a non-reporting issuer – a non-reporting issuer who has elected to file a Form 10-SB to enter the Regulation S-B system not the S-K system 60 days from the date of filing the registration statement.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Hugh Fuller, the examiner on your filing, at (202) 551-3853 or me at (202) 551-3730 with any other questions.

Sincerely,

Barbara C. Jacobs
Assistant Director

CC: Arthur S. Marcus
Gersten Savage LLP
600 Lexington Avenue, 9th Floor
New York, NY 10022
Facsimile no. (212) 980-5192